FORM 5

Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). Form 3 Holdings Reported Form 4 Transactions Reported

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person Yost, Charles Daniel (Last) (First) (Middle) c/o Allegiance Telecom, Inc., 9201 N. Central Expressway (Street) Dallas, Texas 75231 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Allegiance Telecom, Inc. ALGX 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Year June 2002 5. If Amendment, Date of Original (Month/Year) /	6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
			X Director X Officer (give title below)	10% Owner Other (specify below)
Chief Operating Officer and President
7. Individual or Joint/Group Reporting (check applicable line) X Form Filed by One Reporting Person Form Filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned at the end of Issuer's Fiscal Year (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
				Amount	(A) or (D)	Price
Common Stock	6/7/02		A	320,000	A		2,386,919	D

* If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conver sion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/Year)	3A. Deemed Execution Date, if any (Month/ Day/Year)	4. Transaction Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10.Ownership of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
					(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Options to purchase Common Stock	$5.79	6/7/02		D		400,000	10/15/02(1)	10/15/07	Common Stock	400,000		-0-	D

Explanation of Responses:

(1)           34% of these non-qualified stock options would have vested on October 15, 2002, with an additional 2.75% vesting on the last day of each of the following 24 months after October 15, 2002.  However, these options were cancelled and exchanged for shares of restricted stock pursuant to individual negotiations between the Company and Mr. Yost.  The 400,000 shares of the Company’s common stock issuable upon exercise of these stock options were exchanged for 320,000 shares of restricted stock, as described in Table I of this report.

/s/ Annie S. Terry	February 3, 2003
** Signature of Reporting Person	Date

By: Annie S. Terry, under Power of Attorney previously filed with the SEC

**             Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
             See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:    File three copies of this Form, one of which must be manually signed.
             If space provided is insufficient, see Instruction 6 for procedure.

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Last update: 09/03/2002